UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

__       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

For the transition period from _____ to _____

Commission file number: 0-17988

NEOGEN CORPORATION

401(k) RETIREMENT SAVINGS PLAN

(Full title of the plan and the address of the plan, if

different from that of the issuer named below)

Neogen Corporation

620 Lesher Place, Lansing, Michigan 48912

(Name of issuer of the securities held pursuant to

the plan and the address of its principal

executive office)

Neogen Corporation

401(k) Retirement Savings Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2016 and 2015

with Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of

Neogen Corporation

    401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Neogen Corporation 401(k) Retirement Savings Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Andrews Hooper Pavlik PLC

Okemos, Michigan

June 27, 2017

Neogen Corporation

401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2016	2015 (restated)
Assets
Investments, at fair value:
Mutual funds	$33,055,908	$28,073,665
Common stock of Plan sponsor	14,321,934	13,954,505
Wells Fargo Stable Return Fund N60	2,660,674	1,925,678

Total investments	50,038,516	43,953,848

Receivables:
Employee contributions	98,812	-
Employer contributions	45,220	-
Notes receivable from participants	578,951	561,827

Total receivables	722,983	561,827

Total assets	50,761,499	44,515,675

Liabilities
Due to brokers	-	-

Net assets available for benefits	$50,761,499	$44,515,675

Neogen Corporation

401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2016
Additions
Investment income:
Net appreciation in fair value of investments	$ 4,410,333
Interest and dividends	454,294

Total investment income	4,864,627

Interest income on notes receivable from participants	23,866

Employee contributions	2,634,956
Employer contributions	1,238,578
Others (including rollovers)	114,204

Total contributions	3,987,738

Total additions	8,876,231

Deductions
Benefits paid to participants	2,539,063
Administrative expenses	91,344

Total deductions	2,630,407

Net change in net assets available for benefits	6,245,824

Net assets available for benefits at beginning of year (restated)	44,515,675

Net assets available for benefits at end of year	$ 50,761,499

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2016

1. Description of the Plan

The following description of the Neogen Corporation 401(k) Retirement Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General

The Plan is a defined contribution plan covering the employees of Neogen Corporation (Company) who meet the age and service requirements. The Board of Directors of the Company control and manage the operation and administration of the Plan. Wells Fargo Bank, N.A. serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the plan document. The Company makes matching contributions as follows: $1.00 for each $1.00 on the first 3% of participant contributions and $.50 on each $1.00 on the next 2% of participant contributions up to the maximum allowable by the IRS. Participants are eligible for Company contributions after obtaining one year of service. Contributions are subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants are immediately vested in the Company contribution portion of their account.

Participants’ Accounts

Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of (1) Company discretionary contributions and (2) plan earnings, and charged with an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2016

1. Description of the Plan (continued)

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested and subject to the same allocation percentages as the participant contributions. The Plan currently offers a variety of mutual funds, common stock of the Company, and a stable value fund as investment options for participants.

Notes Receivable from Participants

Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant’s loan fund. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. The interest rate on new loans is prime plus one percent up to a maximum of ten percent. Principal and interest is paid ratably through payroll deductions.

Benefits and Distributions

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s balance in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the balance in his or her account as a lump-sum distribution.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as of the end of the plan year based on the quoted market prices of the underlying assets. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan’s interest in the Wells Fargo Stable Return Fund N60 (Fund) is based on the fair value of the Fund’s underlying investments as reported by Wells Fargo Bank, N.A. Collective Investment Funds using the audited financial statements of the Fund at year-end.

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2016

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

As defined in the current authoritative guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance applies to all financial instruments that are measured and reported on a fair value basis. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of inputs used in the valuation techniques the Plan is required to provide information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

•	Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

•

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

For the years ended December 31, 2016 and 2015, the application of valuation techniques applied to similar assets and liabilities have been consistent.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Expenses

Plan administrative expenses are paid by either the Plan or the Company, as provided in the plan document.

Payments of Benefits

Benefit payments to participants are recorded as deductions upon distribution.

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2016

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Adopted Accounting Pronouncements

Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)

In May 2015, the FASB issued ASU No. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent). The Plan adopted the updated standard effective with its year ended December 31, 2016 and applied it retrospectively to all periods presented. The updated standard removes the requirement to categorize, within the fair value hierarchy, investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under the updated standard to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. The adoption of the standard primarily impacted the Plan’s disclosures.

ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2016

2. Summary of Significant Accounting Policies (continued)

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. The Plan adopted the provisions of the standard effective for its year ended December 31, 2016 and applied the provisions of the standard retrospectively to all periods presented. As it relates to the Plan, the updated standard eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part I also clarifies that investment contracts that are effected indirectly between the plan and issuer of the investment contract (such as stable value common or collective trusts) should no longer be reflected as fully benefit-responsive investment contracts. The updated standard also eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value by requiring disclosure of information about fair value measurements only by general type of plan asset. The adoption of the standard had an impact on the Plan’s disclosures and net assets available for benefits as of December 31, 2015 (as discussed below).

The Plan invests in the Wells Fargo Stable Return Fund N60, a collective investment fund which holds fully benefit-responsive investment contracts. Prior to the adoption of ASU No. 2015-12, the Plan’s investment in this fund was reported at fair value with an adjustment to contract value on the statement of net assets available for benefits, consistent with authoritative guidance. The updated standard clarified that plan investments in collective investment funds that hold fully benefit-responsive investment contracts are not within the scope of fully benefit-responsive investment contract guidance. As such, this investment is no longer reflected as a fully benefit-responsive investment contract and the Plan no longer presents an adjustment to contract value for this investment. As a result of the adoption of the updated standard, net assets available for benefits as of December 31, 2015 has been increased by $39,202 from $44,476,473 to $44,515,675.

3. Plan Termination

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2016

4. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2014, that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Generally, tax years 2013 through the current year remain open to examination. The Plan does not believe that the results from any examination of these open years would have a material adverse effect on the Plan.

5. Fair Value Measurements

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stock of Plan sponsor: Valued at the closing price reported on the active market on which the security is traded.

Wells Fargo Stable Return Fund N60: Valued at net asset value as a practical expedient to estimate fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2016

5. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015.

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$33,055,908	$-	$-	$33,055,908
Common stock of plan sponsor	14,321,934	-	-	14,321,934
Total assets in the fair value hierarchy	47,377,842	-	-	47,377,842

Investments measured at net asset value	-	-	-	2,660,674

Investments at fair value	$47,377,842	$-	$-	$50,038,516

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$28,073,665	$-	$-	$28,073,665
Common stock of plan sponsor	13,954,505	-	-	13,954,505
Total assets in the fair value hierarchy	42,028,170	-	-	42,028,170

Investments measured at net asset value	-	-	-	1,925,678

Investments at fair value	$42,028,170	$-	$-	$43,953,848

Neogen Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2016

5. Fair Value Measurements (continued)

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Stable value collective trust fund	$ 2,660,674	n/a	Daily	12 months
December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Stable value collective trust fund	$ 1,925,678	n/a	Daily	12 months

6. Parties-In-Interest

The Plan invests in the common stock of Neogen Corporation, the Plan’s sponsor, a party-in-interest. Investment in Neogen Corporation common stock as of December 31, 2016 was $14,321,934 ($13,954,505 as of December 31, 2015). As of December 31, 2016, the investment in Neogen Corporation’s stock represents 216,999 shares at a market price of $66.00 per share. As of December 31, 2015, the investment in Neogen Corporation’s stock represents 246,895 shares at a market price of $56.52 per share

Plan investments include shares of mutual funds sponsored by Wells Fargo Bank, N.A., the Plan’s trustee, a party-in-interest. The Plan also paid the trustee administrative expenses of $91,344 in 2016 and $87,460 in 2015. In addition, notes receivable from participants are considered party-in-interest transactions.

Supplemental Schedule

Neogen Corporation

401 (K) Retirement Savings Plan

Schedule H, Part IV, Line 4i- Schedule of Assets (Held at End of Year)

Year ended December 31, 2016

		Description of investment including maturity date,
(a)	(b) Identity of Issuer, Lessor, or Similar Party	(c) rate of interest, collateral, par, or maturity		(d) Cost	(e) Current Value

*	Wells Fargo Cash	Cash	N/A	N/A	$(12)
*	Wells Fargo Stable Return Fund N60	Common Collective Trust	(54,291 units held)	N/A	2,660,674
*	Wells Fargo Advantage Short Dur Govt Bond	Mutual Fund	(12,646 units held)	N/A	125,067
*	Wells Fargo Adv C & B Mid Cap Value	Mutual Fund	(30,633 units held)	N/A	990,674
*	Wells Fargo Adv Index Fund-Admin	Mutual Fund	(109,350 units held)	N/A	6,792,812
*	Wells Fargo Advantage DJ Target Today	Mutual Fund	(12,101 units held)	N/A	128,881
*	Wells Fargo Advantage DJ Target 2015	Mutual Fund	(137,474 units held)	N/A	1,369,243
*	Wells Fargo Advantage DJ Target 2025	Mutual Fund	(259,830 units held)	N/A	2,650,264
*	Wells Fargo Advantage DJ Target 2035	Mutual Fund	(295,103 units held)	N/A	3,184,163
*	Wells Fargo Advantage DJ Target 2045	Mutual Fund	(313,752 units held)	N/A	3,564,220
*	Wells Fargo Advantage DJ Target 2055	Mutual Fund	(34,061 units held)	N/A	450,287
	American Europac Growth	Mutual Fund	(33,718 units held)	N/A	1,492,029
	Dreyfus Midcap Index Fund	Mutual Fund	(15,122 units held)	N/A	530,182
	Dreyfus Small Cap Stock	Mutual Fund	(19,088 units held)	N/A	574,729
	Eagle Small Cap Growth FD CL A	Mutual Fund	(24,148 units held)	N/A	1,266,565
	Goldman Sachs Small Cap Value I	Mutual Fund	(6,773 units held)	N/A	406,730
	Mainstay Large Cap Growth I	Mutual Fund	(227,432 units held)	N/A	1,942,267
	MFS Value FD CL A	Mutual Fund	(26,940 units held)	N/A	971,200
	Neuberger & Berman Genesis Fund	Mutual Fund	(15,314 units held)	N/A	917,456
	Vanguard Developing Markets Index	Mutual Fund	(9,493 units held)	N/A	86,288
	Victory Munder Midcap Growth Y	Mutual Fund	(44,073 units held)	N/A	1,550,054
	William Blair International Growth FD CL N	Mutual Fund	(29,165 units held)	N/A	695,875
	American Century Inflation ADJ CL A	Mutual Fund	(15,021 units held)	N/A	173,041
	Federated Total Return Bond IS	Mutual Fund	(96,701 units held)	N/A	1,042,436
	Invesco Equity and Income Fund	Mutual Fund	(203,736 units held)	N/A	2,151,457

	Common Stock—

*	Neogen Corporation	Common Stock	(216,999 units held)	N/A	14,321,934

*	Notes receivable from participants	Interest rates of 4.25% to 4.50%			578,951

	TOTAL				$50,617,467

*	Party-in-interest

N/A Not applicable—Cost information is not required with respect to participant or beneficiary directed transactions under an individual account plan.

Employer Identification Number 38-2367843

Three Digit Plan Number: 001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEOGEN CORPORATION 401(K) RETIREMENT SAVINGS PLAN (Registrant)

Dated: June 27, 2017	By:	/s/ Steven J. Quinlan
Steven J. Quinlan
Plan Administrator